Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2018

Shenzhen, China, March 7, 2019 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights:

•	Total revenues were US$42.3 million, representing a decrease of 6.6% from the previous quarter.

•	Cloud computing and other internet value-added services (“Cloud computing and IVAS”) revenues were US$18.1 million, representing a decrease of 8.5% from the previous quarter.

•	Subscription revenues were US$18.2 million, representing a decrease of 4.8% from the previous quarter.

•	Online advertising revenues (consisted primarily of revenues from mobile advertising) were US$6.0 million, representing a decrease of 6.3% from the previous quarter.

•	Gross profit was US$18.7 million, representing a decrease of 21.4% from the previous quarter, and gross margin was 44.3% in the fourth quarter, compared with 52.7% in the previous quarter.

•	Net loss from continuing operations was US$32.4 million in the fourth quarter, compared with a net loss of US$15.9 million in the previous quarter.

•	Diluted loss per ADS from continuing operations was US$0.48 as compared with a loss of US$0.24 in the previous quarter.

Fiscal Year Ended December, 31 2018 Financial Highlights:

•	Total revenues were US$232.1 million, representing an increase of 15.0% from 2017.

•	Cloud computing and IVAS revenues were US$122.5 million, representing an increase of 29.6% from 2017.

•	Subscription revenues were US$81.9 million, representing a decrease of 3.6% from 2017.

•	Online advertising revenues were US$27.8 million, representing an increase of 23.6% from 2017.

•	Gross profit was US$114.9 million, representing an increase of 39.0% from 2017, and gross margin was 49.5%, compared with 41.0% in the previous year.

•	Net loss from continuing operations was US$40.8 million for fiscal year 2018, compared with a net loss of US$44.2 million for 2017.

•	Diluted loss per ADS from continuing operations in 2018 was US$0.61 as compared with a loss of US$0.67 in the previous year.

Recent Developments:

•	In December 2018, the Company and China Mobile IoT Company Limited entered into a strategic partnership to jointly develop IoT industry solutions by leveraging blockchain technology.

•	The Company unveiled a conceptual phone-based shared-computing smart device, OneThing Cloud mini, at Consumer Electronics Show 2019. The new conceptual product, OneThing Cloud mini, is designed to aggregate idle computing resources from spare smartphones and to convert these resources into enterprise-level cloud services.

•	Several top internet companies signed up for our StellarCloud IaaS services, and we expect to continue to expand our cloud computing services in 2019.

•	The Company revamped the membership subscription program and saw a reverse of the declining trend for membership number towards the end of the fourth quarter with positive momentum carried into January and February.

•	The Company secured a low-cost bank loan to construct a new headquarters building of approximately 43,000 square meters (or 461,000 square feet). The land was acquired several years ago which is located in the premier Nanshan district, Shenzhen, China.

Mr. Lei Chen, the Chief Executive Officer of Xunlei, commented: “2018 was a year of transformation for Xunlei. Our shared cloud computing business made strong progress over the year. We substantially expanded the scale of our network capacity through innovative products and our sold bandwidth reached its historical high in December 2018. We also became a well-known blockchain player, providing blockchain services with high performance, which opened the door for exciting opportunities, as the market matures in the future. We continued to deliver value-added services on our traditional business, and reversed the trend in declining subscription numbers in the fourth quarter. Despite some headwinds in the macroeconomic environment, we remain optimistic.”

“The incoming era of 5G technology presents a critical trend for the IoT industry, leading to more demand for edge computing solutions. After years of investment, we have built a nationwide network of shared cloud computing nodes and provided edge computing solutions for commercial uses. We believe our head start and technological advantages position us well in capturing this great opportunity. We expect continued growth in shared cloud computing business in 2019.” Concluded Mr. Chen.

Fourth Quarter 2018 Financial Results

Total Revenues

Total revenues were US$42.3 million, representing a decrease of 6.6% from the previous quarter. The decrease in total revenues on the sequential basis was mainly attributable to a decline in cloud computing and IVAS business and subscription business.

Revenues from cloud computing and IVAS were US$18.1 million, representing a decrease of 8.5% on the sequential basis, mainly due to a decline in sales of hardware.

Revenues from subscriptions were US$18.2 million, representing a decrease of 4.8% from the previous quarter. The number of subscribers was 3.78 million as of December 31, 2018, up from 3.40 million as of September 30, 2018. The average revenue per subscriber for the fourth quarter was RMB33.1, down from RMB38.5 as of September 30, 2018.

Revenues from online advertising were US$6.0 million, representing a decrease of 6.3% from the previous quarter, mainly due to a decline in demand from game advertisers.

Cost of Revenues

Cost of revenues was US$23.2 million, representing 54.9% of our total revenues.

Bandwidth costs were US$9.3 million, representing 22.0% of our total revenues, compared with US$10.2 million or 22.6% of total revenues in the previous quarter.

The remaining cost of revenues mainly consisted of the revenue-sharing costs for our live streaming products.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$18.7 million, representing a decrease of 21.4% from the previous quarter. Gross margin was 44.3% in the fourth quarter, compared with 52.7% in the previous quarter. The decrease in gross profit was mainly due to a decline in revenue as discussed above.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$21.5 million, representing 50.7% of our total revenues, compared with US$19.7 million or 43.4% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$9.0 million, representing 21.3% of our total revenues, compared with US$10.0 million or 22.1% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$11.8 million, representing 27.8% of our total revenues, compared with US$12.4 million or 27.3% of our total revenues in the previous quarter.

Impairment of Assets, Net

Impairment of assets, net for the fourth quarter was US$6.3 million, representing 15.0% of our total revenues. Impairment of assets, net represents the receivables that were written-off after impairment and recoverability assessment, net of recovered amount of impaired assets.

Operating Loss

Operating loss was US$29.8 million, compared with an operating loss of US$18.2 million in the previous quarter. The increase in operating loss was primarily due to a decline in revenue and a one-off impairment of assets as discussed.

Net Loss and Loss Per Share

Net loss from continuing operations was US$32.4 million, compared with a net loss of US$15.9 million in the previous quarter, primarily due to a one-off US$6.3 million impairment of assets, net and a one-off US$5.7 million impairment of long term investments, which was included in income statement under other income/(loss), net. Non-GAAP net loss from continuing operations was US$30.9 million in the fourth quarter of 2018, compared with a net loss of US$14.5 million in the previous quarter. The increased net loss from continuing operations and non-GAAP net loss from continuing operations were primarily due to several impairment of assets, which were discussed above and one-time in nature.

Diluted loss per ADS from continuing operations in the fourth quarter of 2018 was approximately US$0.48 as compared with a loss of US$0.24 in the third quarter of 2018.

Unaudited Financial Results for the fiscal year ended December 31, 2018

Total Revenues

Total revenues were US$232.1 million, representing an increase of 15.0% on a year-over-year basis. The increase in total revenues was mainly attributable to the growth of cloud computing, live streaming and mobile advertising businesses.

Revenues from cloud computing and IVAS were US$122.5 million, representing an increase of 29.6% on a year-over-year basis. The increase in cloud computing and IVAS revenues was mainly attributable to an increase in sales of hardware and the growth of live streaming business.

Revenues from subscriptions were US$81.9 million, representing a decrease of 3.6% on a year-over-year basis. The decrease in subscription revenues was primarily attributable to a decline in the average number of subscribers during the year.

Revenues from online advertising were US$27.8 million, representing an increase of 23.6% on a year-over-year basis.

Cost of Revenues

Cost of revenues was US$115.7 million, representing 49.8% of our total revenues.

Bandwidth costs were US$48.1 million, representing 20.7% of our total revenues, compared with US$68.4 million or 33.9% of total revenues in the previous year. The decrease was mainly attributable to an increase in the lower cost crowdsourced bandwidth capacity obtained through our cloud computing services.

Gross Profit and Gross Margin

Gross profit for the year was US$114.9 million, representing an increase of 39.0% on the year-over-year basis. Gross margin was 49.5%, compared with 41.0% in the previous year. The increase in gross profit was mainly due to improved cloud computing business and a decrease in bandwidth costs.

Research and Development Expenses

Research and development expenses for the year were US$76.8 million, representing 33.1% of our total revenues, compared with US$66.9 million or 33.2% of our total revenues in the previous year. The increase was because we continued to hire employees to strengthen our competitive position and expand our product and service offerings.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$35.3 million, representing 15.2% of our total revenues, compared with US$19.9 million or 9.8% of our total revenues in the previous year. The increase was primarily due to more marketing and promotion expenses incurred during the year as a result of more business activities.

General and Administrative Expenses

General and administrative expenses for the year were US$40.8 million, representing 17.6% of our total revenues, compared with US$36.5 million or 18.1% of our total revenues in the previous year. The increase was primarily due to an increase in staff costs and related expenses.

Impairment of Assets, Net

Impairment of assets, net for the year was US$6.3 million, accounting for 2.7% of our total revenues, which represented the receivables written-off after impairment and recoverability assessment, net of recovered amount of impaired assets during the year. Prior year balance of impairment of assets was US$13.6 million, accounting for 6.7% of our total revenues. Approximately US$8.8 million of the assets impairment was related to Xunlei Kankan business, which the Company sold in 2015, and US$4.8 million related to a one-off write-off intangible asset from a prior acquisition of Kuaipan Personal.

Operating Loss

Operating loss was US$44.3 million, compared with operating loss of US$54.2 million in the previous year. The decrease was mainly due to a non-recurring write-off approximately US$11.8 million in 2017 related to our disposal of Xunlei Kankan business in 2015.

Net Loss and Loss Per Share

Net loss from continuing operations was US$40.8 million in 2018, compared with a net loss of US$44.2 million in the previous year. Non-GAAP net loss from continuing operations was US$35.5 million in 2018, compared with a loss of US$35.9 million in the previous year. The decreased net loss from continuing operations and non-GAAP net loss from continuing operations were primarily because there were less one-off write-offs in 2018 as compared with that in 2017.

Diluted loss per ADS from continuing operations in 2018 was US$0.61 as compared with a loss of US$0.67 in the previous year.

Cash Balance

As of December 31, 2018, the Company had cash, cash equivalents and short-term investments of US$319.5 million, compared with US$372.4 million as of December 31, 2017.

Guidance for First Quarter 2019

For the first quarter 2019, Xunlei estimates total revenues to be between US$39 million and US$43 million, and the midpoint of the range represents a quarter-on-quarter decrease of approximately 3.1%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on March 7, 2019 (9:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:

400-120-0654

Hong Kong:

+852-3018-6776

United States:

+1-855-500-8701

International:

+65 6713-5440

Passcode:

2673194

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):

400-602-2065

Hong Kong:

800-963-117

United States:

+1-855-452-5696

International:

+61-2-9003-4211

Replay Passcode:

2673194

Replay End Date:

March 15, 2019

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

  XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2018	2017
	US$	US$
Assets

Current assets:
Cash and cash equivalents	122,930	233,479
Short-term investments	196,538	138,915
Accounts receivable, net	19,391	40,632
Inventories	12,667	3,879
Due from related parties	1,137	6,986
Prepayments and other current assets	10,236	6,866
Held-for-sale assets	-	26
Total current assets	362,899	430,783

Non-current assets:
Long-term investments	33,638	42,741
Deferred tax assets	5,690	6,072
Property and equipment, net	21,903	24,685
Intangible assets, net	9,991	5,511
Goodwill	20,717	21,760
Other long-term prepayments and receivables	593	1,885
Total assets	455,431	533,437

Liabilities
Current liabilities:
Accounts payable	22,629	49,819
Due to related parties	5,234	10
Contract liability, current portion	28,810	-
Deferred revenue and income, current portion	1,485	28,046
Income tax payable	2,503	3,128
Accrued liabilities and other payables	44,065	59,871
Held-for-sale liabilities	3,309	822
Total current liabilities	108,035	141,696

Non-current liabilities:
Contract liability, non-current portion	517	-
Deferred revenue and income, non-current portion	1,333	3,242
Deferred tax liability, non-current portion	1,366	-
Due to related parties, non-current portion	-	4,737
Other long-term payable	-	925
Total liabilities	111,251	150,600

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 333,643,560 shares outstanding as at December 31, 2017; 368,877,209 issued and 336,522,780 shares outstanding as at December 31, 2018)	84	83
Additional paid-in-capital	466,624	461,330
Accumulated other comprehensive loss	(12,748)	(7,031)
Statutory reserves	5,132	5,132
Treasury shares (35,233,649 shares and 32,354,429 shares as at December 31, 2017 and December 31, 2018, respectively)	8	9
Accumulated deficits	(113,804)	(74,526)
Total Xunlei Limited's shareholders' equity	345,296	384,997
Non-controlling interests	(1,116)	(2,160)
Total liabilities and shareholders' equity	455,431	533,437

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended

	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2018	2018	2017	2018	2017
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	42,296	45,292	82,416	232,132	201,911
Business taxes and surcharges	(315)	(264)	(702)	(1,528)	(1,328)
Net revenues	41,981	45,028	81,714	230,604	200,583
Cost of revenues	(23,241)	(21,179)	(41,983)	(115,667)	(117,876)
Gross profit	18,740	23,849	39,731	114,937	82,707

Operating expenses
Research and development expenses	(21,452)	(19,662)	(20,558)	(76,763)	(66,947)
Sales and marketing expenses	(8,996)	(10,030)	(7,486)	(35,322)	(19,888)
General and administrative expenses	(11,759)	(12,358)	(7,744)	(40,833)	(36,517)
Assets impairment loss, net	(6,348)	-	-	(6,348)	(13,556)
Total operating expenses	(48,555)	(42,050)	(35,788)	(159,266)	(136,908)

Operating (loss)/income	(29,815)	(18,201)	3,943	(44,329)	(54,201)
Interest income	88	215	460	1,183	1,967
Interest expense	(60)	(60)	(60)	(239)	(239)
Other income/(loss), net	(2,840)	2,093	833	2,810	7,880
Share of loss from equity investee	(228)	(21)	(1,567)	(307)	(1,875)
(Loss) / Income from continuing operations before income taxes	(32,855)	(15,974)	3,609	(40,882)	(46,468)
Income tax (expense)/benefit	487	121	(560)	89	2,252
Net (loss) / income from continuing operations	(32,368)	(15,853)	3,049	(40,793)	(44,216)

Discontinued operations
Gain from discontinued operations before income taxes	-	-	1,279	139	7,538
Gain on disposal	-	-	-	1,394	-
Income tax expense	-	-	(192)	(230)	(1,131)
Net income from discontinued operations	-	-	1,087	1,303	6,407

Net (loss)/income	(32,368)	(15,853)	4,136	(39,490)	(37,809)
Less: net profit/(loss) attributable to non-controlling interest	(191)	(25)	(4)	(212)	13
Net (loss)/income attributable to common shareholders	(32,177)	(15,828)	4,140	(39,278)	(37,822)

Earnings/(loss) per share for common shares, basic
Continuing operations	(0.0957)	(0.0472)	0.0092	(0.1212)	(0.1333)
Discontinued operations	-	-	0.0033	0.0039	0.0193
Total earnings/(loss) per share for common shares, basic	(0.0957)	(0.0472)	0.0125	(0.1173)	(0.1140)

Earnings/(loss) per share for common shares, diluted
Continuing operations	(0.0957)	(0.0472)	0.0090	(0.1212)	(0.1333)
Discontinued operations	-	-	0.0032	0.0039	0.0193
Total earnings/(loss) per share for common shares, diluted	(0.0957)	(0.0472)	0.0122	(0.1173)	(0.1140)

Earnings/(loss) per ADS, basic
Continuing operations	(0.4785)	(0.2360)	0.0460	(0.6060)	(0.6665)
Discontinued operations	-	-	0.0163	0.0195	0.0966
Total earnings/(loss) per ADS, basic	(0.4785)	(0.2360)	0.0623	(0.5865)	(0.5699)

Earnings/(loss) per ADS, diluted
Continuing operations	(0.4785)	(0.2360)	0.0450	(0.6060)	(0.6665)
Discontinued operations	-	-	0.0161	0.0195	0.0966
Total earnings/(loss) per ADS, diluted	(0.4785)	(0.2360)	0.0611	(0.5865)	(0.5699)

Weighted average number of common shares used in calculating continuing operations:
Basic	336,148,900	335,566,140	332,986,916	334,965,987	331,731,963
Diluted	336,148,900	335,566,140	338,685,290	334,965,987	331,731,963

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,229,780	67,113,228	66,597,383	66,993,197	66,346,393
Diluted	67,229,780	67,113,228	67,737,058	66,993,197	66,346,393

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended

	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2018	2018	2017	2018	2017
	US$	US$	US$	US$	US$

GAAP operating (loss)/income	(29,815)	(18,201)	3,943	(44,329)	(54,201)
Share-based compensation expenses	1,424	1,375	1,718	5,294	8,318
Non-GAAP operating (loss)/ income	(28,391)	(16,826)	5,661	(39,035)	(45,883)

GAAP net (loss)/income from continuing operations	(32,368)	(15,853)	3,049	(40,793)	(44,216)
Share-based compensation expenses	1,424	1,375	1,718	5,294	8,318
Non-GAAP net (loss)/income from continuing operations	(30,944)	(14,478)	4,767	(35,499)	(35,898)

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0957)	(0.0472)	0.0092	(0.1212)	(0.1333)
Diluted	(0.0957)	(0.0472)	0.0090	(0.1212)	(0.1333)

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.4785)	(0.2360)	0.0460	(0.6060)	(0.6665)
Diluted	(0.4785)	(0.2360)	0.0450	(0.6060)	(0.6665)

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0915)	(0.0431)	0.0143	(0.1053)	(0.1083)
Diluted	(0.0915)	(0.0431)	0.0141	(0.1053)	(0.1083)

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.4575)	(0.2155)	0.0715	(0.5265)	(0.5415)
Diluted	(0.4575)	(0.2155)	0.0705	(0.5265)	(0.5415)

Weighted average number of common shares used in calculating:
Basic	336,148,900	335,566,140	332,986,916	334,965,987	331,731,963
Diluted	336,148,900	335,566,140	338,685,290	334,965,987	331,731,963

Weighted average number of ADSs used in calculating:
Basic	67,229,780	67,113,228	66,597,383	66,993,197	66,346,393
Diluted	67,229,780	67,113,228	67,737,058	66,993,197	66,346,393

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com